

October 15, 2013

<u>Via E-mail</u>
Robert S. Radie
President and Chief Executive Officer
Egalet Corporation
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

> **Re:** **Egalet Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 17, 2013**
> **CIK No. 0001586105**

Dear Mr. Radie:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We will deliver comments to your confidential treatment request under separate cover.

Prospectus Summary
Our Corporate Information, page 7

5. Please disclose the primary reason(s) behind the Share Exchange, through which Egalet UK will become a wholly-owned subsidiary of Egalet US. Additionally, please disclose whether the company plans to continue to conduct its business operations primarily through Egalet UK.

Risk Factors
Risks Related to the Clinical Development and
Regulatory Approval of Our Product Candidates, page 16

6. We note your risk factor on page 39 describing, in part, specific risks relating to the Section 505(b)(2) approval pathway and patent-infringement suits. Please include a separate risk factor in your section on regulatory risk to describe the risks of patent-infringement claims in light of your decision to seek approval under the Section 505(b)(2) route.

"Conducting clinical trials of our product candidates…," page 22

7. Please quantify the dollar amount of your clinical trial insurance coverage.

Special Note Regarding Forward-Looking Statements and Industry Data, pages 49-50

8. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in the third paragraph of page 49 that you have not independently verified market and industry data obtained from third-party sources or your own internal company research could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

9. We note that you included estimates derived from the use of "information under license" from IMS Health. If you commissioned IMS Health's research for use in connection

with your registration statement, IMS Health's consent must be filed as an exhibit to the registration statement as required by Section 7 of the Securities Act.

Capitalization, page 52

10. Please revise your disclosure to highlight the charges to earnings that will occur upon the completion of your offering, including, but not limited to, the stock-based compensation referred to in the second to last paragraph of Note 9 on page F-33 and the beneficial conversion feature on your April 2013 debt disclosed in Note 5 on page F-11. In addition, please tell us whether you will record a beneficial conversion feature associated with your August 2013 convertible debt issuance and why or why not. Please ensure you include all such earnings charges in your dilution computation and MD&A disclosures as well.

Management's Discussion and Analysis
Financial Operations Overview
Research and Development Expenses, page 60

11. Please revise your research and development expense information to include inception to date information for each clinical-stage product candidate (i.e. Egalet-001 and Egalet-002) in addition to the amount for each period presented.

Results of Operations, pages 65-66

12. Please revise your disclosures to discuss the underlying causes for the various changes in operating results you identify. As examples, and not intended to be a complete listing, please explain why:

- Development costs for Egalet-001 increased by $428,000 in the 2013 interim period;
- Research and development compensation increased by $196,000 in the 2013 interim period;
- Clinical trials costs for Egalet-002 decreased by $318,000 in the 2013 interim period;
- General and administrative compensation, travel and facility-related costs increased in the 2013 interim period;
- Etc.

Business
General

13. We note your disclosure on page 60 that you have "derived revenue principally from activities pursuant to…collaboration arrangements and research and development agreements" and your disclosure in the risk factor on page 13 that you have "generated

$2.0 million in total revenue since…inception from feasibility and collaboration agreements." Additionally, we note the statements on your website, located at http://egalet.com/index.php/about-egalet/company-overview/ and http://egalet.com/technology/business-development/, that "Egalet has collaborations with pharmaceutical and biotechnology companies in the initial phase of clinical testing," and that "Egalet currently has ongoing collaborations with biotechnology companies and large pharmaceutical companies." If you have any collaboration agreements currently in place, you should identify them in the prospectus, disclose all of their material terms, and file them as exhibits to the registration statement. If you have no collaboration agreements currently in place, please disclose this fact in the risk factor on page 13 titled, "We currently generate no revenue from the sale of products….," and please clarify the indications to the contrary on your website.

14. In your response to this comment letter, please reconcile your disclosure in the draft registration statement with the product pipeline table appearing at the following location on your website: http://egalet.com/products-and-pipeline/pipeline/. In particular, we note the following:

- You disclose in the prospectus that you plan to submit an NDA for Egalet-002 in the first half of 2016, whereas the chart indicates NDA submission for "Opioid 2" as early as 2015;
- Phase 1 and 3 trials for an "Opioid 3" are not discussed in the prospectus; and
- Trials for an "Instant Release Hydrocodone + APAP" product candidate are not discussed in the prospectus.

Overview, page 73

15. Please explain the meaning of the phrase "a PK profile that demonstrates low peak-to-trough concentration variability in drug exposure." Additionally, please clarify the significance of the phrase as applied to your product candidates. In providing your revised disclosure, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

Abuse-deterrent Features of Egalet Technology, page 79

16. Please expand disclosure to explain the mechanism by which your matrix composition prevents "alcohol dose-dumping."

Clinical Development, page 82

17. Please disclose in this section whether there is an active investigational new drug application (IND) for Egalet-001 and Egalet-002. For each product candidate, if an IND has been filed, please disclose the identity of the filer and the date of filing. If an IND has not been filed, please explain why.

Completed Clinical Studies, page 83

18. We note that you conducted preclinical, "in-house" studies of abuse-deterrence profiles of your product candidates. When you discuss these studies in your disclosure, please clarify that the data obtained are intended to support your inclusion of abuse-deterrence claims in your product label and have no bearing on the issue of bioequivalence and, therefore, will not be pertinent to the FDA's consideration whether to approve your NDA for Egalet-001.

19. We note your completed Phase 1 trials for Egalet-001 and Egalet-002, discussed on pages 83 and 87, respectively. Please expand the discussions to disclose the primary clinical endpoints for each trial and the extent to which such endpoints were met.

20. We note that, as a requirement of Section 505(b)(2) approval, you must demonstrate bioequivalence of your product candidates to existing treatments. Please expand your disclosure of your planned bioequivalence studies described on page 84-85 to clarify how bioequivalence is quantified for purposes of satisfying the FDA's requirements and , to the extent known, the specific results needed in your proposed trials to establish bioequivalence to MS-Contin.

Intellectual Property, pages 91-92

21. We note your disclosure that you currently own seven issued patents and have several pending patent applications covering Egalet-001 and Egalet-002. Please expand your disclosure in this section to provide the following information:

- the specific number of patents covering Egalet-001 and Egalet-002;
- whether each of these patents is issued or pending;
- the jurisdiction(s) covered by the Egalet-001and Egalet-002 patents;
- the type(s) of patent protection afforded by these patents; and
- the expiration date, both inside and outside the U.S., of the most significant patent covering each product candidate.

Please additionally identify any material patents for which you are the joint owner and disclose the other owner(s) of the patent(s).

Executive and Director Compensation
General

22. We note that you currently have offer letter agreements with Mr. Radie and Mr. Musial. Please file these agreements as exhibits to the registration statement.

Certain Relationships and Related Party Transactions, pages 119-122

23. Throughout this section, for all entities involved in related party transactions, please disclose the basis on which each entity is a related person, and please describe any association between members of your current management and the entities listed in this section.

Principal Stockholders, pages 124-125

24. In footnotes 1, 3 and 5 to the table of beneficial owners, please identify the natural person(s) who hold sole or shared beneficial ownership of the shares held of record by the corresponding entities listed in the table.

Shares Eligible for Future Sale, pages 129-30

25. Please file the form of lock-up agreement as an exhibit to your registration statement as soon as it becomes available.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2012
Note 6. Related Party Convertible Debt, Net of Discount, page F-29

26. Please disclose how you determined the intrinsic value of the effective conversion features for the January 2011 and April 2013 convertible debt issuances.

27. Please tell us and disclose how you determined the fair value of the preferred series B and B-1 shares exchanges for the convertible promissory notes, resulting in the $1,424,000 gain on extinguishment of debt. If it was based on a private issuance, please disclose if the issuance was with related parties. In addition, please tell us why it is appropriate to reflect a $1.4 million gain instead of as an additional capital contribution and reference for us the authoritative literature you relied upon to support your accounting. Please tell us why the debt holders were apparently willing to convert into less valuable instruments.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       David S. Rosenthal, Esq.
       Dechert LLP